EXHIBIT 21.1
Subsidiaries of Globus Medical, Inc.

Subsidiary	Jurisdiction
Globus Medical Aviation LLC	Pennsylvania

GMEDelaware 1 LLC	Delaware

GMEDelaware 2 LLC	Delaware

Globus Medical India Private Limited	India

Globus Medical SARL	Switzerland

Globus Medical South Africa Pty Limited	South Africa

Globus Medical Poland Sp. z o.o.	Poland

Globus Medical Australia Pty Limited	Australia

Globus Medical UK Limited	United Kingdom

Globus Medical Belgium BVBA	Belgium

Globus Medical Germany GmbH	Germany

Globus Medical Denmark ApS	Denmark

Globus Medical Sweden AB	Sweden

Globus Medical Israel Limited	Israel

Globus Medical France SARL	France

Globus Medical Netherlands B.V.	Netherlands